Exhibit 99.1

Press Release

GasLog Ltd. Completes the Previously Announced Acquisition

of Three LNG Carriers from BG Group plc

MONACO — June 25, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) is pleased to announce that it has successfully completed the acquisition of three LNG carriers from an affiliate of BG Group plc (“BG”), which was previously announced on April 10, 2014. This completes the second acquisition of ships from BG by GasLog in 2014. The acquisition of the first three vessels was announced in January and completed in April.

The three ships subject to today’s announcement will be chartered back to BG for six-year initial terms on average. The time charters for the three vessels are staggered with one for 5.5 years, one for 6 years and one for 6.5 years, so that the three vessels will not redeliver at the same time. BG has options to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The vessels have been delivered over the last month, with the following delivery dates:

Methane Alison Victoria – June 4, 2014

Methane Shirley Elisabeth – June 11, 2014

Methane Heather Sally – June 25, 2014

Paul Wogan, CEO of GasLog, commented “We are delighted to complete this second transaction with BG which adds further accretive growth to GasLog’s business. We know these ships well, having overseen their construction at the Samsung ship yard in Korea and managed them on behalf of BG since their delivery. The acquisition increases the size of our wholly owned fleet to 22 vessels with eleven of these ships currently on the water. The transaction also further strengthens our long-standing relationship with BG.”

To complete the transaction, GasLog has drawn down on its $325.5 million credit facility with a syndicate of international banks, and satisfied the remainder of the $468 million consideration with cash raised in the follow-on equity offering announced on April 10, 2014.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following completion of this acquisition from BG, GasLog’s fleet consists of 22 wholly-owned LNG carriers, including eleven ships in operation and eleven LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further three LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)

Phone: +377 9797 5115

Simon Crowe (CFO)

Phone: +377-9797-5115

Jamie Buckland (Investor Relations)

Phone: +377 9797 5118

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